LAW OFFICES OF

GARY L. BLUM

3278 WILSHIRE BOULEVARD

SUITE 603

LOS ANGELES, CALIFORNIA 90010

GARY L. BLUM TELEPHONE: (213) 381-7450

EMAIL: gblum@gblumlaw.com FACSIMILE: (213) 384-1035

June 4, 2012

Ms. Maryse Mills-Apenteng

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Re: Coroware, Inc.

Response to comment letter dated May 16, 2012

Preliminary Information Statement on Schedule 14C

File No. 000-33231

Dear Ms. Mills-Apenteng:

Enclosed is the Preliminary Information Statement on Schedule 14C, Amendment No.1. The changes are made in response to the above comment letter dated May 16, 2012. The paragraph numbers below correspond to the numbered comments in your comment letter.

General

1.	Page 3: We have added the following sentences: “Proportionate voting rights and other rights and preferences of the holders of our common stock are affected by a reverse stock split, in that the proportion of voting rights of the Preferred D shares are not affected, and therefore the voting rights of the common stockholders are decreased as a proportion of voting rights. This will further concentrate voting control with the holders of the Preferred D shares, most of whom are members of management, through April 2013”.

We have provided a table below the above-quoted sentences that indicates the changes in voting rights as a result of this reverse stock split action.

We cannot provide the disclosure required by Item 5 insofar as all of the convertible debt instruments contain provisions that prevent the holders from converting a convertible debt instrument to the extent such conversion would result in a holder (together with any affiliate) beneficially owning in excess of 4.99% of the then issued outstanding shares of stock. Thus, it is not possible for us to compute the number of shares issuable upon conversion of all of these debt agreements. Further, the 4.99% provisions in the debt instruments prevent the holders from falling within the scope of the disclosure required by Item 403 of Regulation S-K or Rule 13d-3(d)(1) after the reverse stock split has occurred.

2. Our common stockholders are not entitled to a separate class vote under Section

242(b)(2) of the Delaware General Corporation Law or another provision of

Delaware law. Following Folk on the Delaware General Corporation Law,

(Fundamentals 2012 Edition), pp. 641-642, which cites Hartford Accident &

Indemnity Co. v. W.S. Dickey Clay Manufacturing Co., it is clear that section

242(b)(2) codifies the result in Hartford, which requires a class vote if the amendment would increase or decrease the number of authorized shares of a class, or change the par value of shares of that class, or “alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely”. Again, quoting Folk, “…Hartford concluded that the “adverse effect” standard applied only to amendments that, among other things, alter preferences and not to amendments changing the number of shares or par value.”

Finally, again quoting Folk, “The court [in Hartford] noted that if the legislature had sought broader protection, it could have used language in section 242(b)(2) ‘requiring a class vote of shares in all cases where, by the amendment, the relative position of shares would be disturbed, as by an increase of subordination.’ ”

Clearly, our reverse stock split changes only the relative position of shares and, hence, the “adverse effect” standard does not apply; and our common stock holders are not entitled to a separate class vote nor are proxies required to be solicited from our common stockholders.

Effect on Existing Shares of Common Stock, page 3

3.	We have revised the tabular disclosure on page 4 to include the number of shares of Series D Preferred stock on both a pre-reverse stock split basis. We have also clarified the changes in voting power for each class of voting securities.

Contractual Obligations, page 5

4. We do not have any specific plans, proposals or arrangements to issue new shares of common stock that would be available after the reverse stock split.

5. Please see our response to Item 1.

We believe the foregoing changes have adequately addressed the Commission’s comments. If you have any question or require anything further, please feel free to call me at 213-381-7450.

Sincerely yours,

/s/Gary L. Blum

Gary L. Blum

Law Offices of Gary L. Blum,

cc: L. Spencer